SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 17, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release ANGLOGOLD ASHANTI TO SELL THE TAU LEKOA MINE, AS WELL AS THE ADJACENT GOEDGENOEG AND WELTEVREDEN PROJECT AREAS TO SIMMER AND JACK MINES LIMITED



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6247 \ www.AngloGoldAshanti.com

news release

17 February 2009

ANGLOGOLD ASHANTI TO SELL THE TAU LEKOA MINE, AS WELL AS THE ADJACENT GOEDGENOEG AND WELTEVREDEN PROJECT AREAS TO SIMMER AND JACK MINES LIMITED

AngloGold Ashanti Limited ("AngloGold Ashanti" or "the Company") is pleased to announce that it has agreed to sell with effect from 1 January 2010 (or after), the Tau Lekoa mine together with the adjacent Weltevreden and Goedgenoeg project areas (the "Transaction") to Simmer and Jack Mines Limited ("Simmers") for an aggregate consideration of:

a. R600 million less an offset up to a maximum of R150 million for unhedged free cash flow generated by the Tau Lekoa mine in the period between 1 January 2009 and 31 December 2009 as well as an offset for unhedged free cashflow generated by the Tau Lekoa mine in the period between 1 January 2010 and the Effective Date of the Transaction (the "Completion Consideration"). Simmers shall endeavor to settle the Completion Consideration entirely in cash, however Simmers may issue to AngloGold Ashanti ordinary shares in Simmers ("Shares") up to a maximum value of R150 million (the "Share Value") with the remainder payable in cash; and

b. a royalty ("Royalty"), determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa mine and any operations as developed at Weltevreden and Goedgenoeg (the "Sale Assets"). The Royalty will be payable quarterly for each quarter commencing from 1 January 2010 until the total production from the Sale Assets upon which the Royalty is paid is equal to 1.5 million ounces and provided that the average quarterly rand price of gold is equal to or exceeds R180,000/kg (in 1 January 2010 terms)

The Effective Date will occur on the later of 1 January 2010 or the first day in the calendar month following the fulfillment of all conditions precedent to the Transaction. AngloGold Ashanti will continue to operate Tau Lekoa until the Effective Date with appropriate joint management arrangements with Simmers and will retain all operating cash flow generated from the Tau Lekoa mine for the year ending 31 December 2009 greater than R150 million as determined on an unhedged basis. In addition, following the Effective Date, Simmers will treat all ores produced from the Sales Assets at its own processing facilities. As a result AngloGold Ashanti will have increased processing capacity available, allowing for the processing of additional material sooner from its other Vaal River mines and surface sources, thereby further accelerating cash flow.

The Transaction is consistent with AngloGold Ashanti's strategy of active portfolio management to focus human and financial resources on core operations. Tau Lekoa is one of the smallest of AngloGold Ashanti's South African operations and is both geographically and geologically separated from the Company's other Vaal River mines (the Ventersdorp Contact Reef as mined at Tau Lekoa is generally of a lower gold grade and also does not contain uranium in meaningful quantities as compared to the Vaal Reef as mined at the Company's other Vaal River mines). AngloGold Ashanti therefore took a strategic decision, following its asset review process, to initiate a sale process for the Sale Assets subject to satisfaction of the Company's value parameters.

The Transaction is conditional upon the fulfillment of, amongst others, the following conditions precedent:

(1)   Simmers raising sufficient cash to settle the Completion Consideration subject to the Share Value;
(2)   the receipt of all Ministerial Consents and/or other Government agency approvals in South Africa, as required to transfer all rights, title and interests to the mining properties forming part of the Sale Assets;
(3)   if and to the extent required, the approval of the Transaction by Simmers shareholders; and
(4)   certain regulatory and other third party approvals, if and to the extent required, including the South African Reserve Bank, the JSE Limited and the South African Competition Commission.

Commenting on the Transaction, Mark Cutifani, CEO of AngloGold Ashanti, said "I am delighted that we have been able to execute another important step to focus our asset portfolio. The Transaction will act to strengthen our balance sheet further and after an orderly transition process will enable us to focus our key human resources and financial resources across our strategic asset base and growth initiatives."

ENDS

Financial Advisers	Legal Advisers
Rand Merchant Bank	**Tabacks**

Contacts

	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+27 (0) 83 350 0757	afine@AngloGoldAshanti.com
Himesh Persotam (Investor Relations)	+27 (0) 11 637-6647	+27 (0) 82 339 3890	hpersotam@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 17, 2009

By: /s/ L Eatwell_____

Name: L EATWELL

Title: Company Secretary